STATEMENT OF INVESTMENTS

Dreyfus Appreciation Fund, Inc.

March 31, 2007 (Unaudited)

Common Stocks--100.2%	Shares	Value ($)
Banks--4.9%		
Bank of America	1,550,000	79,081,000
HSBC Holdings, ADR	796,700 a	69,958,227
SunTrust Banks	622,400	51,684,096
		200,723,323
Capital Goods--6.4%		
Emerson Electric	1,752,800	75,528,152
General Electric	5,378,000	190,166,080
		265,694,232
Consumer Durables & Apparel--1.6%		
Christian Dior	547,800 a	**66,574,408**
Consumer Services--2.0%		
Hilton Hotels	796,700	28,649,332
McDonald's	1,170,200	52,717,510
		81,366,842
Diversified Financials--11.4%		
American Express	1,444,100	81,447,240
Ameriprise Financial	547,800	31,301,292
Citigroup	3,515,933	180,508,000
JPMorgan Chase & Co.	1,917,100	92,749,298
Merrill Lynch & Co.	1,045,700 a	85,402,319
		471,408,149
Energy--20.1%		
BP, ADR	494,000	31,986,500
Chevron	2,424,800	179,338,208
ConocoPhillips	1,942,000	132,735,700
Exxon Mobil	3,953,398	298,283,879
Halliburton	448,200 a	14,225,868
Occidental Petroleum	975,900	48,121,629
Royal Dutch Shell, Cl. A, ADR	632,300	41,921,490
Total, ADR	1,145,300	79,919,034
		826,532,308
Food & Staples Retailing--5.8%		
SYSCO	746,900 a	25,267,627
Wal-Mart Stores	1,352,500	63,499,875
Walgreen	2,838,400	130,254,176
Whole Foods Market	448,200 a	20,101,770
		239,123,448
Food, Beverage & Tobacco--17.8%		
Altria Group	3,500,700	307,396,467
Anheuser-Busch Cos.	876,300	44,218,098
Coca-Cola	2,778,600	133,372,800
Nestle, ADR	1,244,900	121,153,668
PepsiCo	2,041,600	129,764,096
		735,905,129
Health Care Services--1.0%		

UnitedHealth Group	746,900	**39,563,293**
Household & Personal Products--4.8%		
Estee Lauder Cos., Cl. A	731,800 [a]	35,748,430
Procter & Gamble	2,589,400	163,546,504
		199,294,934
Insurance--2.2%		
American International Group	687,100	46,186,862
Berkshire Hathaway, Cl. A	400 [b]	43,596,000
		89,782,862
Materials--1.0%		
Praxair	622,400	**39,186,304**
Media--6.3%		
McGraw-Hill Cos.	2,141,200	134,638,656
News, Cl. A	5,135,708 [a]	118,737,569
News, Cl. B	239,000 [a]	5,848,330
		259,224,555
Pharmaceuticals & Biotechnology--7.9%		
Abbott Laboratories	1,294,700 [a]	72,244,260
Johnson & Johnson	1,892,200	114,023,972
Merck & Co.	478,000	21,113,260
Pfizer	2,650,000	66,939,000
Roche Holding, ADR	597,600	52,845,768
		327,166,260
Retailing--2.3%		
Home Depot	1,095,100	40,233,974
Target	946,100 [a]	56,065,886
		96,299,860
Semiconductors & Equipment--2.3%		
Intel	4,929,800	**94,307,074**
Software & Services--2.4%		
Automatic Data Processing	697,100	33,739,640
Microsoft	2,390,200 [a]	66,614,874
		100,354,514
Total Common Stocks (cost $2,517,654,877)		**4,132,507,495**

Other Investment--.4%	**Shares**	**Value ($)**
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $15,032,000)	15,032,000 [c]	**15,032,000**

Investment of Cash Collateral for Securities Loaned--5.4%	**Shares**	**Value ($)**
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $222,556,262)	222,556,262 [c]	**222,556,262**
Total Investments (cost $2,755,243,139)	**106.0%**	**4,370,095,757**
Liabilities, Less Cash and Receivables	**(6.0%)**	**(246,066,665)**
Net Assets	**100.0%**	**4,124,029,092**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At March 31, 2007, the total market value of the fund's securities on loan
     is $215,341,399 and the total market value of the collateral held by the fund is $222,556,262.
b   Non-income producing security.
c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.